Brookfield Renewable

Partners L.P.
Q1 2019 INTERIM REPORT

our operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 17,400 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 53,400 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 8,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our consolidated portfolio as at March 31, 2019:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia	6	6	2,732	14,476	3,703
Brazil	27	44	946	4,924	-
	82	219	7,925	36,559	7,487
Wind
North America
United States	-	26	1,983	6,934	-
Canada	-	4	484	1,437	-
	-	30	2,467	8,371	-
Europe	-	50	1,247	2,813	-
Brazil	-	19	457	1,766	-
Asia(2)	-	7	277	555	-
	-	106	4,448	13,505	-

Solar(2)	-	545	1,787	3,371	-

Storage(3)	2	4	2,698	-	5,220

Other(4)	-	6	580	-	-
	84	880	17,438	53,435	12,707

(1)          LTA is calculated based on our portfolio as at March 31, 2019, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (210 MW) in South Africa, Thailand and Malaysia and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

(3)          Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)          Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2019 on a consolidated  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,508	3,509	3,571	3,888	14,476
Brazil	1,215	1,228	1,241	1,240	4,924
	9,355	9,719	8,213	9,272	36,559
Wind
North America
United States	1,878	1,853	1,394	1,809	6,934
Canada	400	345	273	419	1,437
	2,278	2,198	1,667	2,228	8,371
Europe	894	623	533	763	2,813
Brazil	439	441	443	443	1,766
Asia(2)	131	148	135	141	555
	3,742	3,410	2,778	3,575	13,505
Solar(2)	680	1,025	1,031	635	3,371
Total	13,777	14,154	12,022	13,482	53,435

(1)          LTA is calculated based on our portfolio as at March 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (388 GWh) in South Africa, Thailand and Malaysia and one wind facility (82 GWh) in South Africa that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2019 on a proportionate  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,223	2,358	1,466	1,950	7,997
Canada	1,007	1,219	973	959	4,158
	3,230	3,577	2,439	2,909	12,155
Colombia	844	844	859	936	3,483
Brazil	988	998	1,009	1,009	4,004
	5,062	5,419	4,307	4,854	19,642
Wind
North America
United States	614	647	478	586	2,325
Canada	346	308	249	366	1,269
	960	955	727	952	3,594
Europe	308	216	186	268	978
Brazil	151	151	152	152	606
Asia(2)	38	44	39	41	162
	1,457	1,366	1,104	1,413	5,340
Solar(2)	195	299	298	178	970
Total	6,714	7,084	5,709	6,445	25,952

(1)          LTA is calculated based on our portfolio as at March 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (74 GWh) in South Africa, Thailand and Malaysia and one wind facility (16 GWh) in South Africa that have been presented as Assets held for sale.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission (“SEC”) and with securities regulators in Canada - see “PART 9 – Cautionary Statements”. We make use of non-IFRS measures in this Interim Report - see “PART 9 – Cautionary Statements”. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to Unitholders

We continue to advance our key priorities for the business. Our long-term objective remains focused on generating 12% to 15% total returns on a per-unit basis. Our approach over the last 20 years has consistently been to acquire high quality assets and businesses, surface value over time through operational improvements while maintaining a low risk profile underpinned by an investment grade balance sheet and strong access to capital. More recently, we have reached a scale where we can add asset sales as an alternative source of low cost funding which can be redeployed accretively into our acquisition and development program. The first quarter of 2019 was strong from an operational perspective and also highlights strong execution across all of our business drivers.

Of note, this quarter we:

•         Generated FFO per unit of $0.73, an 18% increase over the prior year;

•         Agreed to invest approximately $630 million of capital (~$160 million net to BEP) across two transactions (one in Canada and one in India) at returns commensurate with our long-term targets;

•         Commissioned a 19 megawatt hydroelectric facility in Brazil, and advanced an additional 134 megawatts of hydro, wind, storage and rooftop solar construction projects globally;

•         Raised over $400 million of proceeds through asset sale initiatives and the issuance of preferred units, and ended the quarter with $2.3 billion of available liquidity;

•         Reduced our FFO payout ratio on an annualized basis to below 90%.

Investments

In March 2019, we, together with our institutional partners, agreed to invest C$750 million (C$188 million net to BEP) in 7% convertible securities of TransAlta Corporation, the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing on May 1st, and C$400 million will be funded in October 2020. The convertible securities provide us with the option to convert into an interest in TransAlta’s 813 megawatt portfolio of high quality hydroelectric assets in Alberta between 2025 and 2028, based on a multiple of 13 times the average annual EBITDA over the three years prior to conversion. As part of the transaction, we also agreed to increase our ownership of TransAlta’s common shares from approximately 5% today to over 9%. The TransAlta investment was the culmination of a multi-year dialogue and establishes a strategic relationship with the company to help advance its growth strategy as it transitions to a low carbon energy future.

In India, we have been assessing opportunities over the last number of years but have generally remained patient as valuations remain high. Today, we are seeing compelling opportunities driven by capital constraints in the renewable power sector. We are pleased to announce that in April we entered into an agreement to acquire two wind farms totaling 210 megawatts in India for $70 million ($18 million net to BEP), bringing our total portfolio in that country to 510 megawatts. These assets are high quality, recently constructed with a track record of operating performance, and are fully contracted under a long-term, 25 year power purchase agreement with a credit-worthy utility.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Operations

During the first quarter, we generated FFO of $227 million, up from $193 million in the prior year.

Our business continues to benefit from growing resource diversity, limited off-taker concentration risk, and the build-out of our development pipeline. During the quarter, overall generation exceeded the long-term average by 7%. As we have stated for many years, we do not manage the business based on under- or over-performance of generation relative to the long-term average and do not factor this into our planning. Instead, our focus remains on diversifying the business which, over the long term, mitigates exposure to resource volatility, regional or market disruptions, and potential credit events. For example, given the breadth of our business, the recent events with PG&E will have no impact on our business (less than 0.1% of exposure). Furthermore, our single largest non-government third-party customer represents only 3% of generation, providing strong downside protection and safeguarding our cash flows.

During the first quarter, our hydroelectric segment contributed $218 million to FFO. In North America, generation was above the long-term average, and we ended the quarter with above-average reservoir levels in Canada and PJM where we have significant seasonal storage flexibility. Additionally, we saw strong results in South America, supported by high prices for our energy and ancillary products.

We continue to make progress on contracting initiatives for our hydroelectric portfolio, signing 15 contracts in the quarter for a total of approximately 2,300 gigawatt-hours per year. Our focus in Colombia and Brazil has been to lengthen the term of our power purchase contracts, as power price volatility in these markets provides an opportunity to stabilize future revenues while locking in upside as our contracts are generally at or below market.

Our wind and solar businesses contributed $67 million to FFO during the quarter, a 43% increase relative to the prior year as we benefitted from acquisitions and contributions from recently commissioned projects. We continue to generate stable revenues from these assets as we benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. Our storage facilities and other operations, which are not reliant on power prices but rather sell services to the grid, contributed $7 million to FFO during the quarter.

We commissioned a 19 megawatt hydroelectric facility in Brazil from our development pipeline during the quarter.  In addition, we continue to build out 134 megawatts of hydroelectric, wind, solar and storage projects that are currently under construction and are expected to contribute $13 million to FFO once commissioned. We are also advancing our global hydro, wind, solar and distributed generation development pipeline, including 636 megawatts of construction-ready and advanced stage projects through final permitting and securing a route-to-market. We are also assessing 220 megawatts of repowering projects in New York, California and Hawaii, all markets where renewables play a critical role in providing low cost, clean energy.

Balance Sheet and Liquidity

Our balance sheet remains strong with $2.3 billion of available liquidity at quarter-end. We have no material debt maturities over the next four years and our overall debt duration is 10 years. We remain well protected from foreign exchange volatility due to our hedging program. Accordingly, an overall 10% move in the currencies of markets we operate in would have an overall 4% impact to our FFO.

During the quarter we raised $400 million through asset sales and the issuance of preferred units. We completed the sale an additional 25% interest in a portfolio of Canadian hydroelectric assets. We also advanced the sales of our non-core portfolios in South Africa, Thailand and Malaysia that, once closed, will generate an additional $90 million of total liquidity to BEP.

Outlook

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Looking ahead, we have set up our business such that we are well positioned to deliver strong results during all points in the economic cycle. Should this protracted bull market continue into the foreseeable future, we will continue to execute on the same strategy that we have pursued over the last several years: search for pockets of capital scarcity and multifaceted transactions in order to deliver on our return targets, finance the business on an investment grade basis, and leverage our operating expertise to enhance value through operating levers. Should markets weaken, we believe our strong balance sheet, liquidity and robust asset sales program will reduce the need to issue equity to fund growth. Accordingly, we believe we are one of the few companies in the sector with a strategy and the financial flexibility to benefit during periods of both market strength and weakness.

As always, we remain focused on delivering to our unitholders long-term total returns of 12% to 15% on a per unit basis. We thank you for your continued support and we look forward to updating you on our progress in that regard.

Sincerely,

Sachin Shah

Chief Executive Officer

May 2, 2019

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Brookfield Renewable Partners L.P.                                                                 Q1 2019 Interim Consolidated Financial Statements and Notes

Our Competitive Strengths

Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable has a 20 year track record as a publicly-traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by over 2,500 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 17,400 MW of installed capacity largely across four continents, a development pipeline of approximately 8,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,000 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, diversified and high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

price contracts with creditworthy counterparties. Approximately 90% of our 2019 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 15% and 80% of our proportionate borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately seven and ten years, respectively, with no material maturities over the next four years. Approximately 85% of our financings are fixed rate, and only 7% of our debt in North America and Europe is exposed to changes in interest rates, on a proportionate basis. Our available liquidity as at March 31, 2019 is approximately $2.3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.

Best-in class operating expertise.  Brookfield Renewable has over 2,500 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 8,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2013, we have deployed $3.3 billion in equity as we have invested in, acquired, or commissioned 50 hydroelectric facilities totaling approximately 4,200 MW, 103 wind facilities totaling approximately 3,900 MW, 545 solar facilities totaling approximately 1,800 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW cogeneration plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield Asset Management, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield Asset Management sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution growth rate in a range of 5% to 9% annually.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Management’s Discussion and Analysis for the three months ended March 31, 2019

This Management’s Discussion and Analysis for the three months ended March 31, 2019 is provided as of May 2, 2019. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”), in Brookfield Renewable Energy L.P. (“BRELP”) a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “PART 8 – Presentation to Stakeholders and Performance Measurement”. Brookfield Renewable’s non-controlling interests include preferred equity consisting of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“Class A Preference Shares”). Brookfield Renewable Partners L.P. has also issued capital of preferred limited partnership units (“Preferred Units”).

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “PART 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward looking information within the meaning of U.S. and Canadian securities laws. Refer to – “PART 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

PART 1 – Q1 2019 Highlights	8	PART 5 – Liquidity and Capital Resources
		Capitalization and available liquidity	25
PART 2 – Financial Performance Review on		Borrowings	26
Consolidated Information	11	Consolidated statements of cash flows	27
		Shares and units outstanding	29
PART 3 – Additional Consolidated Financial		Dividends and distributions	30
Information		Contractual obligations	30
Property, plant and equipment	12	Off-statement of financial position arrangements	30
Related party transactions	12
Equity	13	PART 6 - Selected Quarterly Information
		Summary of historical quarterly results	31
PART 4 – Financial Performance Review on
Proportionate Information		PART 7 - Critical Estimates, Accounting
Proportionate Results for the three months		Policies and Internal Controls	32
ended March 31	15
Reconciliation of non-IFRS measures	20	PART 8 - Presentation to Stakeholders and	35
Contract profile	23	Performance Measurement

		PART 9 - Cautionary Statements	38

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 1 –  Q1 2019 HIGHLIGHTS

THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018
Operational information
Capacity (MW)	17,438	16,308
Total generation (GWh)
Long-term average generation	13,761	12,852
Actual generation	14,125	12,880
Proportionate generation (GWh)
Long-term average generation	6,776	6,351
Actual generation	7,246	6,694
Average revenue ($ per MWh)	76	75
Selected financial information(1)
Net income attributable to Unitholders	$43	$8
Basic income per LP Unit	0.14	0.03
Consolidated Adjusted EBITDA(2)	652	582
Proportionate Adjusted EBITDA(2)	395	351
Funds From Operations(2)	227	193
Funds From Operations per Unit(1)(2)	0.73	0.62
Distribution per LP Unit	0.515	0.49

(1)        For the three months ended March 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.1 million (2018: 312.7 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “PART 4 – Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “PART 9 – Cautionary Statements”.

	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018
Liquidity and Capital Resources
Available liquidity	$2,311	$1,974
Debt to capitalization - Corporate	15%	15%
Debt to capitalization - Consolidated	32%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	80%	75%
Floating rate debt exposure on a proportionate basis(1)	7%	7%
Corporate borrowings
Average debt term to maturity	6 years	7 years
Average interest rate	4.4%	4.4%
Subsidiary borrowings on a proportionate basis(2)
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.4%

(1)        Excludes 5% floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

(2)        Includes non-recourse borrowings put in place after March 31, 2019.

Operations

Funds From Operations increased 18% to $227 million or $0.73 on a per Unit basis, supported by contributions from acquisitions and recently commissioned facilities and the advancement of organic growth initiatives.

•         Relatively higher realized prices on the back of our commercial and re-contracting initiatives

•         Higher margins due to the benefit from our cost-reduction initiatives in the United States and Colombia

•         Marginally higher same-store generation versus the prior year as both periods benefitted from above average generation (7% and 5% above LTA, respectively)

Distributions of $0.515 per LP Unit in the first quarter of 2019 represents an increase of 5% over the prior period.

Net income attributable to Unitholders increased $35 million compared to the prior period due primarily to the above noted increase in Funds From Operations. Basic net income of $0.14 per LP Unit increased from $0.03 per LP Unit in the prior period primarily due to the increases mentioned above.

Continued to focus on extending our contract profile.

•         In Colombia, we contracted ~1,118 GWh/year, including individual contracts with up to ten years in duration

•         In Brazil, we contracted ~404 GWh/year with high quality counterparties, including a contract to become the exclusive power supplier to one of Brazil’s largest telecommunications company

Liquidity and Capital Resources

Continued to maintain a strong balance sheet.

•         Available liquidity of approximately $2.3 billion at March 31, 2019 and a well-laddered debt maturity profile with no material debt maturities in the next four years and average project debt duration of ten years

Accessed diverse sources of capital during the quarter to generate over $400 million of liquidity.

•         Issued C$175 million of Preferred Units at a coupon rate of 5.75%

•         Executed on the sale of an additional 25% interest in a portfolio of select Canadian hydroelectric assets

Growth and Development

In March 2019, we agreed to invest C$750 million in 7% convertible securities of TransAlta Corporation (“TransAlta”). The investment will occur in two tranches; C$350 million was funded at initial closing on May 1, 2019, and C$400 million will be funded in October 2020. The convertible securities provide us with the option to convert into an up to 49% interest in TransAlta’s 813 megawatt hydroelectric portfolio in Alberta, Canada between 2025 and 2028, based on a multiple of 13 times the average annual EBITDA over the three years prior to conversion. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Subsequent to quarter-end, we entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment will be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Continued to progress our development pipeline.

•         Commissioned a 19 MW hydroelectric facility in Brazil that is expected to contribute annualized Funds From Operations net to Brookfield Renewable of $2 million

•         Continued to advance the construction of 134 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate annualized Funds From Operations net to Brookfield Renewable of $13 million

•         Progressed our construction-ready and advanced stage pipeline

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Revenues	$825	$793
Other income	8	9
Direct operating costs	(254)	(256)
Management service costs	(21)	(21)
Interest expense – borrowings	(173)	(180)
Share of earnings from equity-accounted investments	32	-
Depreciation	(200)	(213)
Current income tax expense	(24)	(7)
Deferred income tax expense	(20)	(9)
Net income attributable to Unitholders	$43	$8
	Average FX rates to USD
C$	1.33	1.26
	€0.88	0.81
R$	3.77	3.24
COP	3,137	2,859

Variance Analysis For The Three Months Ended March 31, 2019

Revenues totaling $825 million for the three months ended March 31, 2019 represent an increase of $32 million over the prior year. We realized higher average pricing on the back of our commercial and re-contracting initiatives and higher market prices on our uncontracted volume in Colombia where we benefitted from our strategy to store water in 2018 in anticipation of higher prices during the dry season, which in total contributed $48 million to revenues. Generation on a same-store basis was 593 GWh above the prior year, primarily due to strong hydrology conditions in the United States, which contributed $18 million to revenues. The impact of recently acquired assets in Europe and recently commissioned facilities in Brazil contributed $7 million of revenues relative to the prior period.

The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais, reduced revenues by approximately $41 million, which was partially offset by a favorable foreign exchange impact on our operating and depreciation expense for the quarter.

Direct operating costs totaling $254 million represent a decrease of $2 million over the prior year driven by cost-savings realized in the quarter across our United States and Colombia hydroelectric businesses and the above noted impact of foreign exchange, partially offset by the impact of inflation.

Share of earnings from equity-accounted investments totaling $32 million represent an increase of $32 million over the prior year driven by the growth in the portfolio from our increased investment in TerraForm Power.

Management service costs totaling $21 million were consistent with the prior period.

Current income tax expense of $24 million represents an increase of $17 million as a result of higher taxable income relative to the prior period, particularly in Colombia, due to the strong performance of the business.

Net income attributable to Unitholders was $43 million compared to net income attributable to Unitholders of $8 million for the three months ended March 31, 2018.

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Assets held for sale	$915	$920
Current assets	2,006	1,961
Equity-accounted investments	1,601	1,569
Property, plant and equipment	29,252	29,025
Total assets	34,481	34,103

Liabilities directly associated with assets held for sale	525	533
Corporate borrowings	1,668	2,334
Non-recourse borrowings	8,425	8,384
Deferred income tax liabilities	4,219	4,140
Total liabilities and equity	34,481	34,103

Property, plant and equipment

Property, plant and equipment totaled $29.3 billion as at March 31, 2019 compared to $29.0 billion as at December 31, 2018. The $227 million increase was primarily attributable to the adoption of the IFRS 16 Leases standard on January 1, 2019 which resulted in the recognition of a $145 million right-of-use asset presented as part of Property, plant and equipment and the strengthening of the Canadian dollar and Colombian peso relative to the United States dollar. The above noted increases were partially offset by the depreciation expense associated with Property, plant and equipment for the period.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefitted during the period from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 – Related Party Transactions in our 2018 annual audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

(“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first quarter of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management placed funds on deposit with Brookfield Renewable during the first quarter of 2019 in the amount of $600 million, of which $245 million was repaid. The interest expense on the deposit for the three months ended March 31, 2019 totaled $3 million (2018: $3 million). Subsequent to March 31, 2019, Brookfield Renewable repaid the outstanding $355 million funds on deposit from Brookfield Asset Management.

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2019	2018
Revenues
Power purchase and revenue agreements	$159	$140
Wind levelization agreement	1	1
	$160	$141
Direct operating costs
Energy purchases	$(3)	$(2)
Energy marketing fee	(6)	(6)
Insurance services(1)	(7)	(6)
	$(16)	$(14)
Interest expense - borrowings	$(3)	$(2)
Management service costs	$(21)	$(21)

(1)           Insurance services are paid to a subsidiary of Brookfield Asset Management that contracts external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2019 were less than $1 million (2018: less than $1 million)

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $13 million were declared during the three months ended March 31, 2019 (2018: $11 million).

Preferred limited partners’ equity

In March 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.

The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2019, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

During the three months ended March 31, 2019, Brookfield Renewable issued 50,499 LP Units (2018: 84,629 LP Units) under the distribution reinvestment plan at a total cost of $2 million (2018: $3 million).

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. During the three months ended March 31, 2019, Brookfield Renewable had repurchased and cancelled 20,000 LP Units (2018: 8,700 LP units) at a total cost of $1 million (2018: less than $1 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED March 31

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	3,849	3,765	3,300	3,439	$262	$261	$195	$191	$152	$146	$67	$67
Brazil	1,090	1,038	980	957	65	69	49	51	40	41	17	1
Colombia	765	768	844	844	62	53	38	31	26	21	20	12
	5,704	5,571	5,124	5,240	389	383	282	273	218	208	104	80
Wind
North America	850	645	960	697	63	54	48	41	29	26	4	(6)
Europe	274	165	308	155	28	17	20	11	17	8	11	(1)
Brazil	106	103	151	118	7	8	5	5	2	3	(3)	(1)
Asia	39	32	38	34	2	2	1	1	1	-	(1)	(1)
	1,269	945	1,457	1,004	100	81	74	58	49	37	11	(9)
Solar	199	115	195	107	38	18	32	16	18	10	9	(2)
Storage & Other	74	63	-	-	24	17	11	9	7	5	-	(12)
Corporate	-	-	-	-	-	-	(4)	(5)	(65)	(67)	(81)	(49)
Total	7,246	6,694	6,776	6,351	$551	$499	$395	$351	$227	$193	$43	$8

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,124	5,240
Generation (GWh) – actual	5,704	5,571
Revenue	$389	$383
Other income	2	2
Direct operating costs	(109)	(112)
Adjusted EBITDA	282	273
Interest expense	(55)	(61)
Current income taxes	(9)	(4)
Funds From Operations	$218	$208
Depreciation	(82)	(100)
Deferred taxes and other	(32)	(28)
Net income	$104	$80

The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	2,613	2,343	$69	$70	$126	$113	$98	$85	$39	$33
Canada	1,236	1,422	67	68	69	78	54	61	28	34
	3,849	3,765	68	69	195	191	152	146	67	67
Brazil	1,090	1,038	59	66	49	51	40	41	17	1
Colombia	765	768	81	69	38	31	26	21	20	12
Total	5,704	5,571	$68	$69	$282	$273	$218	$208	$104	$80

North America

Funds From Operations at our North American business were $152 million versus $146 million in the prior year due to marginally higher generation as both periods benefitted from above average generation (17% and 9% above long-term average, respectively). Average revenue per MWh was down marginally from prior year as the benefit of inflation indexation of our contracts was offset by weaker market prices across the U.S. Northeast due to unseasonably warm weather. Funds From Operations and generation were also impacted by the partial sale of certain of our Canadian assets – $7 million and 164 GWh, respectively. We also benefitted from our cost-reduction initiatives.

Net income attributable to Unitholders was in line with the prior year.

Brazil

Funds From Operations at our Brazilian business were $40 million versus $41 million in the prior year. On a local currency basis, Funds From Operations increased by 14% due to higher realized prices driven by higher contracted pricing as a result of inflation indexation of our contracts and favorable market pricing on our uncontracted volumes and the contribution from our recently commissioned facilities. These benefits were offset by the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Net income attributable to Unitholders increased by $16 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to an increase in the estimated useful lives of our assets.

Colombia

Funds From Operations at our Colombian business were $26 million versus $21 million in the prior year due to our cost-reduction initiatives and a 17% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes – where we benefitted from our strategy to store water in 2018 in anticipation of the dry season in early 2019.

Net income attributable to Unitholders increased by $8 million over the prior year due primarily to the above noted increase in Funds From Operations.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	1,457	1,004
Generation (GWh) – actual	1,269	945
Revenue	$100	$81
Other income	2	1
Direct operating costs	(28)	(24)
Adjusted EBITDA	74	58
Interest expense	(24)	(20)
Current income taxes	(1)	(1)
Funds From Operations	$49	$37
Depreciation	(55)	(39)
Deferred taxes and other	17	(7)
Net (loss) income	$11	$(9)

The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net Income
	Generation (GWh)		per MWh		EBITDA		Operations		(Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	522	277	$63	$72	$22	$12	$9	$4	$2	$(8)
Canada	328	368	91	93	26	29	20	22	2	2
	850	645	74	84	48	41	29	26	4	(6)
Europe	274	165	104	103	20	11	17	8	11	(1)
Brazil	106	103	69	78	5	5	2	3	(3)	(1)
Asia	39	32	51	63	1	1	1	-	(1)	(1)
Total	1,269	945	$80	$86	$74	$58	$49	$37	$11	$(9)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

North America

Funds From Operations at our North American business were $29 million versus $26 million in the prior year as the growth in the portfolio from our increased investment in TerraForm Power was partially offset by lower wind resource at our Canadian wind facilities.

Net income attributable to Unitholders increased by $10 million over the prior year due primarily to the above noted increase in Funds From Operations.

Europe

Funds From Operations at our European business were $17 million versus $8 million in the prior year driven by the contribution from growth benefiting our portfolio during 2018 following TerraForm Power’s acquisition of Saeta Yield and commissioning of development projects – $9 million of Funds From Operations and 127 GWh of generation. On a same-store basis FFO was in line with prior year.

Net income attributable to Unitholders increased by $12 million over the prior year due primarily to the above noted increase in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $2 million versus $3 million in the prior year as strong local currency results from improved generation (3% above the prior year) and inflation indexation of our contracts were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net losses attributable to Unitholders were $2 million higher than the prior year due primarily to the above noted decrease in Funds From Operations.

Asia

Funds From Operations and Net loss attributable to Unitholders at our Asian business were $1 million and $1 million, respectively, as our portfolio continued to perform in line with expectations.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	195	107
Generation (GWh) – actual	199	115
Revenue	$38	$18
Other income	1	2
Direct operating costs	(7)	(4)
Adjusted EBITDA	32	16
Interest expense	(14)	(6)
Funds From Operations	$18	$10
Depreciation	(13)	(6)
Deferred taxes and other	4	(6)
Net income (loss)	$9	$(2)

Funds From Operations and Net Income attributable to Unitholders from our solar business were $18 million and $9 million, respectively. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was in line with LTA.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	74	63
Revenue	$24	$17
Direct operating costs	(13)	(8)
Adjusted EBITDA	11	9
Interest expense	(4)	(4)
Funds From Operations	$7	$5
Depreciation	(6)	(6)
Deferred taxes and other	(1)	(11)
Net income	$-	$(12)

Funds From Operations and Net income attributable to Unitholders at our pumped storage and biomass businesses were $7 million and $nil, respectively. The increase to Funds From Operations of $2 million is primarily due to improved performance at our pumped storage facility in New England supported by higher capacity pricing.

CORPORATE

The following table presents our results for corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$2	$1
Direct operating costs	(6)	(6)
Adjusted EBITDA	(4)	(5)
Management service costs	(21)	(21)
Interest expense	(24)	(25)
Distributions on Preferred LP Units and Shares	(16)	(16)
Funds From Operations	$(65)	$(67)
Deferred taxes and other	(16)	18
Net (loss)	$(81)	$(49)

Management service costs totaling $21 million were consistent with the prior year.

Interest expense decreased $1 million compared to the prior year due to lower draws on our corporate credit facilities as they were repaid with proceeds from our capital recycling initiatives.

Distributions attributable to Preferred LP Units and Shares were consistent compared to the prior year as the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019 was offset by the weakening of the Canadian dollar versus the U.S. dollar.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2019:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	262	65	62	63	28	7	2	38	24	-	551	(91)	365	825
Other income	1	1	-	2	-	-	-	1	-	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	-	257
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(41)	(6)	(8)	(19)	(3)	(2)	-	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	-	-	(1)	-	-	-	-	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(25)	(4)	(29)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	-	-
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and
unrealized financial instruments gain (loss)	2	(1)	-	-	(1)	(1)	-	-	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax recovery (expense)	(17)	1	(2)	16	5	-	(1)	16	-	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	-	-	-	(12)	-	(5)	(33)	13	18	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Net income (loss) attributable to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	-	(81)	43	-	-	43

(1)               Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Foreign exchange and
unrealized financial instrument gain (loss)	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	3	8
Deferred income tax recovery (expense)	(14)	-	(1)	(6)	-	-	-	(1)	-	15	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(17)	(44)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(2)	67	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(49)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table reconciles net income attributable to Unitholders and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$25	$5	$0.14	$0.03
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	18	3	-	-
Net income attributable to Unitholders	$43	$8	$0.14	$0.03
Adjusted for proportionate share of:
Depreciation	157	151	0.50	0.49
Foreign exchange and
unrealized financial instruments loss (gain)	18	(5)	0.06	(0.02)
Deferred income tax (recovery) expense	(24)	7	(0.08)	0.02
Other	33	32	0.11	0.10
Funds From Operations	$227	$193	$0.73	$0.62
Weighted average Units outstanding(1)			311.1	312.7

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium- to long-term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a proportionate contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	Balance of 2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	4,816	7,226	5,159	4,446	4,445
Canada(1)	2,744	3,437	2,199	2,152	2,074
	7,560	10,663	7,358	6,598	6,519
Wind
North America
United States	1,468	1,943	1,867	1,861	1,862
Canada	922	1,269	1,269	1,269	1,269
	2,390	3,212	3,136	3,130	3,131
Europe	665	901	894	888	880
Asia(2)	200	257	257	257	257
	3,255	4,370	4,287	4,275	4,268
Solar(2)	735	901	901	901	901
Contracted on a proportionate basis	11,550	15,934	12,546	11,774	11,688
Uncontracted on a proportionate basis	1,770	2,156	5,544	6,316	6,402
	13,320	18,090	18,090	18,090	18,090

Contracted generation as a % of
total generation on a proportionate basis	87%	88%	69%	65%	65%
Price per MWh - total generation on a
proportionate basis	$80	$80	$89	$92	$93

(1)               Includes generation of 1,436 GWh for 2019 and 2,440 GWh for 2020 secured under financial contracts.

(2)               Includes the proportionate contracted generation of eleven solar facilities (74 GWh) and one wind facility (16 GWh) that are classified as Assets held for sale.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 10 years in Brazil, 3 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.

In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.

In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (25%), industrial users (20%) and Brookfield (18%).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no maintenance covenants. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 85% of debt is non-recourse.

The following table summarizes our capitalization:

	Corporate		Consolidated
	Mar 31	Dec 31	Mar 31	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Corporate credit facility(1)(2)	$381	$727	$381	$727
Debt
Medium term notes(3)	1,642	1,607	1,642	1,607
Non-recourse borrowings	-	-	8,425	8,384
	1,642	1,607	10,067	9,991
Deferred income tax liabilities, net(4)	-	-	4,121	4,049
Equity
Non-controlling interest	-	-	8,456	8,129
Preferred equity	580	568	580	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,729	7,802	7,729	7,802
Total capitalization	$10,784	$10,684	$31,786	$31,246
Debt to total capitalization(2)	15%	15%	32%	32%

(1)        As at March 31, 2019, includes $355 million (December 31, 2018: $nil) on deposit from Brookfield.

(2)        Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(3)        Medium term notes are unsecured and guaranteed by Brookfield Renewable.

(4)        Deferred income tax liabilities less deferred income tax assets.

Available liquidity

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Brookfield Renewable's share of cash and cash equivalents	$181	$169
Investments in equity securities	138	117
Corporate credit facilities
Authorized credit facilities(1)	2,100	2,100
Draws on credit facilities(2)	(381)	(721)
Authorized letter of credit facilities	300	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	1,793	1,470
Available portion of subsidiary credit facilities on a proportionate basis	199	218
Available liquidity	$2,311	$1,974

(1)          Amounts are guaranteed by Brookfield Renewable.

(2)          As at March 31, 2019, includes $355 million (December 31, 2018: $nil) on deposit from Brookfield.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Mar 31, 2019			Dec 31, 2018
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)	Total	rate (%)	(years)	Total
Corporate borrowings
Medium term notes	4.4	6.3	$1,648	4.4	6.5	$1,613
Credit facilities	3.1	4.3	26	3.3	4.4	727
Proportionate non-recourse borrowings
Hydroelectric	5.8	9.2	3,519	5.8	9.4	3,640
Wind(1)	4.6	9.4	1,775	4.7	9.6	1,786
Solar(1)	5.2	10.5	1,010	5.2	10.9	1,022
Storage and other	5.5	5.8	248	5.4	6.0	249
	5.5	9.3	6,552	5.4	9.5	6,697
			$8,226			$9,037
Proportionate unamortized financing
fees, net of unamortized premiums			(54)			(48)
			8,172			8,989
Equity-accounted borrowings			(1,977)			(1,972)
Non-controlling interests			3,898			3,701
As per IFRS Statements			$10,093			$10,718

(1)              Excludes $59 million of proportionate debt associated with our portfolios in South Africa and Malaysia that are classified as held for sale as at March 31, 2019 (2018: $60 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2019:

(MILLIONS)	Balance of 2019	2020	2021	2022	2023	Thereafter	Total
Debt principal repayments
Corporate borrowings	-	337	-	300	26	1,011	1,674
Non-recourse borrowings
Credit facilities	-	-	8	-	123	-	131
Hydro	44	356	13	177	448	1,684	2,722
Wind	-	-	-	96	42	286	424
Solar	-	-	-	53	47	221	321
Storage and other	-	-	59	-	-	160	219
	44	356	80	326	660	2,351	3,817
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	62	41	55	59	56	524	797
Wind	92	105	107	105	165	712	1,286
Solar	39	37	39	41	104	363	623
Storage and other	11	3	3	3	4	5	29
	204	186	204	208	329	1,604	2,735
Total	248	879	284	834	1,015	4,966	8,226

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the unaudited interim consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2019	2018
Cash flow provided by (used in):
Operating activities	$367	$300
Financing activities	(284)	(595)
Investing activities	(79)	(104)
Foreign exchange gain on cash	-	4
Increase (decrease) in cash and cash equivalents	$4	$(395)

Operating Activities

Cash flows provided by operating activities totaled $367 million for the first quarter 2019, compared to $300 million in the prior period. The $67 million increase in cash flows provided by operating activities was driven primarily by the strong performance of our businesses in the current period as reflected by our higher net income and Funds From Operations relative to the prior period.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018
Trade receivables and other current assets	$6	$1
Accounts payable and accrued liabilities	(9)	(42)
Other assets and liabilities	(27)	9
	$(30)	$(32)

Financing Activities

Cash flows used in financing activities totaled $284 million for the first quarter as the proceeds raised from the issuance of the C$175 million Series 15 Preferred Units ($126 million, net of transaction fees) and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets were offset by repayments of borrowings, primarily our corporate credit facility, and the distributions noted below.

We increased our distributions to $2.06 per LP Unit on an annualized basis, an increase of 10 cents per LP Unit which took effect in the first quarter of 2019.

For the three months ended March 31, 2019, distributions paid to unitholders of Brookfield Renewable or BRELP were $171 million (2018: $160 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $149 million (2018: $191 million).

Investing Activities

Cash flows used in investing activities for the first quarter of 2019 totaled $79 million. Our investments in the development of power generating assets and sustaining capital expenditures totaled $29 million.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

SHARES AND UNITS OUTSTANDING

Shares and units outstanding are as follows:

	Mar 31, 2019	Dec 31, 2018
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of period/year	44,885,496	37,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	50,499	289,641
Repurchase for cancellation	(20,000)	(1,856,798)
Balance, end of period/year	178,851,703	178,821,204

Total LP Units on a fully-exchanged basis(3)	308,510,326	308,479,827

(1)          Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)          Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the dividends and distributions declared and paid for the three months ended March 31:

	Declared		Paid
(MILLIONS)	2019	2018	2019	2018
Class A Preference Shares	$6	$7	$6	$7
Preferred Units	$10	$9	$9	$8
Participating non-controlling
interests - in operating subsidiaries	$134	$176	$134	$176

GP Interest and incentive distributions	$15	$12	$13	$11
Redeemable/Exchangeable Partnership Units	$68	$64	$67	$64
LP Units	$93	$90	$91	$85

Contractual obligations

Please see Note 16 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2019, letters of credit issued from the corporate letter of credit facilities amounted to $226 million (2018: $186 million).

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2019	2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) - LTA	13,761	13,485	12,113	13,521	12,852	12,198	9,098	10,674
Total Generation (GWh) - actual	14,125	14,445	11,609	13,122	12,880	11,913	9,370	11,618
Proportionate Generation (GWh) - LTA	6,776	6,602	5,956	6,935	6,351	6,030	5,053	6,277
Proportionate Generation (GWh) - actual	7,246	7,052	5,552	6,455	6,694	5,890	5,198	6,719
Revenues	$825	$780	$674	$735	$793	$657	$608	$683
Net income (loss) attributable
to Unitholders	43	91	(55)	(2)	8	(67)	(43)	38
Basic earnings (loss) per LP Unit	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13
Consolidated Adjusted EBITDA	652	604	494	543	582	454	381	460
Proportionate Adjusted EBITDA	395	371	277	324	351	296	232	312
Funds From Operations	227	206	105	172	193	143	91	181
Funds From Operations per Unit	0.73	0.66	0.33	0.55	0.62	0.46	0.29	0.61
Distribution per LP Unit	0.515	0.490	0.490	0.490	0.490	0.468	0.468	0.468

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2018 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

(i)      IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identifies assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to the Brookfield Renewable’s accounting policy.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

(ii)      IFRS 16 – Leases

On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).

On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•         Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•         Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.

When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Future changes in accounting policies

There are currently no future changes to IFRS with potential impact on Brookfield Renewable.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Subsequent eventS

Brookfield Renewable entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects over a period of 14 to 20 years.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of the Colombian operations and a portfolio of select Canadian hydroelectric assets. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”  and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•         The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•         Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

PART 9 – CAUTIONARY STATEMENTS

cautionary statement regarding forward-looking statements

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, financing and refinancing opportunities, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, due to climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; we do not have control over all our operations or investments; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; and Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or our unitholders.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.

A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2019	2018
Revenues	17	$825	$793
Other income		8	9
Direct operating costs		(254)	(256)
Management service costs	17	(21)	(21)
Interest expense – borrowings	7	(173)	(180)
Share of earnings from
equity-accounted investments	11	32	-
Foreign exchange and
unrealized financial instruments (loss) gain	3	(18)	8
Depreciation	6	(200)	(213)
Other		(2)	(44)
Income tax expense
Current		(24)	(7)
Deferred		(20)	(9)
		(44)	(16)
Net income		$153	$80
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$94	$56
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	18	3
Preferred equity	8	6	7
Preferred limited partners' equity	9	10	9
Limited partners' equity	10	25	5
		$153	$80
Basic and diluted earnings per LP Unit		$0.14	$0.03

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2019	2018
Net income		$153	$80
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	6	-	(3)
Actuarial (loss) gain on defined benefit plans		(5)	4
Total items that will not be reclassified to net income		(5)	1
Other comprehensive income that may be
reclassified to net income
Foreign currency translation		135	229
(Losses) gains arising during the period on financial
instruments designated as cash-flow hedges	3	(4)	17
(Loss) gain on foreign exchange swaps -
net investment hedge	3	(6)	4
Unrealized gain (loss) on investments
in equity securities	3	26	(7)
Reclassification adjustments for amounts
recognized in net income	3	4	11
Deferred income taxes on above items	5	(1)	(11)
Total items that may be reclassified
subsequently to net income		154	243
Other comprehensive income		149	244
Comprehensive income		$302	$324
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$177	$257
General partnership interest in a holding
subsidiary held by Brookfield	8	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	8	40	28
Preferred equity	8	19	(9)
Preferred limited partners' equity	9	10	9
Limited partners' equity	10	55	38
		$302	$324

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	12	$177	$173
Restricted cash	13	208	136
Trade receivables and other current assets	14	605	607
Financial instrument assets	3	27	60
Due from related parties	17	74	65
Assets held for sale	2	915	920
		2,006	1,961
Financial instrument assets	3	154	124
Equity-accounted investments	11	1,601	1,569
Property, plant and equipment	6	29,252	29,025
Goodwill		847	828
Deferred income tax assets	5	98	91
Other long-term assets		523	505
Total Assets		$34,481	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$532	$533
Financial instrument liabilities	3	32	27
Cash on deposit and payables due to related parties	17	471	101
Corporate borrowings	7	-	6
Non-recourse borrowings	7	492	489
Liabilities directly associated with assets held for sale	2	525	533
		2,052	1,689
Financial instrument liabilities	3	122	111
Corporate borrowings	7	1,668	2,328
Non-recourse borrowings	7	7,933	7,895
Deferred income tax liabilities	5	4,219	4,140
Other long-term liabilities		889	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	8	8,456	8,129
General partnership interest in a holding subsidiary held by Brookfield	8	66	66
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	3,221	3,252
Preferred equity	8	580	568
Preferred limited partners' equity	9	833	707
Limited partners' equity	10	4,442	4,484
Total Equity		17,598	17,206
Total Liabilities and Equity		$34,481	$34,103

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
				Actuarial							partnership	interests - in a
				losses						Participating	interest in	holding subsidiary
				on		Invest-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined	Cash	ments in	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	flow	equity	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	securities	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income	25	-	-	-	-	-	25	10	6	94	-	18	153
Other comprehensive income	-	20	-	(2)	(2)	14	30	-	13	83	1	22	149
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	126	-	-	-	-	126
LP Units purchased for
cancellation (Note 10)	(1)	-	-	-	-	-	(1)	-	-	-	-	-	(1)
Capital contributions (Note 8)	-	-	-	-	-	-	-	-	-	288	-	-	288
Distributions or dividends declared	(93)	-	-	-	-	-	(93)	(10)	(6)	(134)	(15)	(68)	(326)
Distribution reinvestment plan	2	-	-	-	-	-	2	-	-	-	-	-	2
Other	205	(12)	(199)	1	-	-	(5)	-	(1)	(4)	14	(3)	1
Change in period	138	8	(199)	(1)	(2)	14	(42)	126	12	327	-	(31)	392
Balance, as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598

Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	5	-	-	-	-	-	5	9	7	56	-	3	80
Other comprehensive income (loss)	-	31	(1)	1	6	(4)	33	-	(16)	201	1	25	244
Preferred LP Units issued	-	-	-	-	-	-	-	196	-	-	-	-	196
Capital contributions	-	-	-	-	-	-	-	-	-	4	-	-	4
Acquisition	-	-	-	-	-	-	-	-	-	21	-	-	21
Distributions or dividends declared	(90)	-	-	-	-	-	(90)	(9)	(7)	(176)	(12)	(64)	(358)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Other	(6)	-	-	-	-	-	(6)	-	-	-	10	(3)	1
Change in period	(88)	31	(1)	1	6	(4)	(55)	196	(16)	106	(1)	(39)	191
Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	$14,473

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2019	2018
Operating activities
Net income		$153	$80
Adjustments for the following non-cash items:
Depreciation	6	200	213
Unrealized foreign exchange and
financial instrument loss (gain)	3	20	(27)
Share of earnings from
equity-accounted investments	11	(32)	-
Deferred income tax expense		20	9
Other non-cash items		17	34
Dividends received from equity-accounted investments	11	14	2
Changes in due to and from related parties		5	21
Net change in working capital balances		(30)	(32)
		367	300
Financing activities
Proceeds from corporate credit facilities	7	-	400
Repayment of corporate credit facilities	7	(696)	(393)
Proceeds from non-recourse borrowings	7	93	1,091
Repayment of non-recourse borrowings	7	(88)	(1,542)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	247	4
Issuance of preferred limited partnership units	9	126	196
Repurchase of LP Units	10	(1)	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(134)	(176)
To preferred shareholders	8	(6)	(7)
To preferred limited partners' unitholders	9	(9)	(8)
To unitholders of Brookfield Renewable or BRELP	8, 10	(171)	(160)
Borrowings from related party	17	600	-
Repayments to related party	17	(245)	-
		(284)	(595)
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity		-	(12)
Investment in property, plant and equipment	6	(29)	(52)
Disposal of securities	3	5	38
Restricted cash and other		(55)	(78)
		(79)	(104)
Foreign exchange gain on cash		-	4
Cash and cash equivalents
Increase (decrease)		4	(395)
Balance, beginning of period		173	799
Balance, end of period		$177	$404
Supplemental cash flow information:
Interest paid		$143	$130
Interest received		$4	$7
Income taxes paid		$19	$13

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

brookfield renewable partners l.p.

notes to the unaudited interim consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these consolidated financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2018 audited consolidated financial statements. Except for the recently adopted IFRS 16, Leases (“IFRS 16”) and the early adopted amendment to IFRS 3, Business combinations (“IFRS 3”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2018 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 2, 2019.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

(c) Changes to lease accounting policy

Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).

Policy applicable from January 1, 2019

At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•         the contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•         Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•         Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

☐     Brookfield Renewable has the right to operate the asset; or

☐     Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.

Accounting as a lessee under IFRS 16

Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•         Fixed payments, including in-substance fixed payments;

•         Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•         Amounts expected to be payable under a residual value guarantee; and

•         The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an option renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.

Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at March 31, 2019.

Policy applicable before January 1, 2019

For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•         Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•         The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

☐     The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

☐     The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

☐     Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Short-term leases and leases of low-value assets

Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Accounting as a lessee under IAS 17

In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.

Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

(d) Recently adopted accounting standards

Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.

IFRS 3 – Business Combinations

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identifies assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.

IFRS 16 – Leases

On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Definition of a lease

Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).

On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•         Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•         Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

Leases classified as finance leases under IAS 17

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

Impacts on financial statements

On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.

When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

2.  assets held for sale

The following is a summary of the major items of assets and liabilities classified as held for sale as at March 31, 2019:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$8	$8
Restricted cash	46	47
Trade receivables and other current assets	28	28
Property, plant and equipment	745	749
Goodwill	22	22
Other long-term assets	66	66
Assets held for sale	$915	$920
Liabilities
Current liabilities	$18	$23
Non-recourse borrowings	354	360
Other long-term liabilities	153	150
Liabilities directly associated with assets held for sale	$525	$533

As at March 31, 2019, assets held for sale within Brookfield Renewable’s operating segments include portfolios of wind and solar assets in South Africa, Thailand, and Malaysia.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2018 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2019				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2018
Assets measured at fair value:
Cash and cash equivalents	$177	$-	$-	$177	$173
Restricted cash(1)	252	-	-	252	181
Financial instrument assets(3)
Energy derivative contracts	-	14	-	14	3
Interest rate swaps	-	5	-	5	9
Foreign exchange swaps	-	24	-	24	55
Investments in equity securities(2)	74	64	-	138	117
Property, plant and equipment	-	-	29,252	29,252	29,025
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(11)	-	(11)	(22)
Interest rate swaps	-	(132)	-	(132)	(116)
Foreign exchange swaps	-	(11)	-	(11)	-
Contingent consideration(4)	-	-	(2)	(2)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(5)	861	-	-	861	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,729)	(26)	-	(1,755)	(2,367)
Non-recourse borrowings	(400)	(8,558)	-	(8,958)	(8,696)
Total	$(765)	$(8,631)	$29,250	$19,854	$19,062

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Amounts in Level 2 include Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to business combinations with obligations lapsing in 2021 and 2024.

(5)        The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.

There were no transfers between levels during the three months ended March 31, 2019.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2019			Dec 31, 2018
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$14	$11	$3	$(19)
Interest rate swaps	5	132	(127)	(107)
Foreign exchange swaps	24	11	13	55
Investments in equity securities	138	-	138	117
Total	181	154	27	46
Less: current portion	27	32	(5)	33
Long-term portion	$154	$122	$32	$13

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)   Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)   Investments in equity securities

Brookfield Renewable’s investments in equity securities consist primarily of investments in publicly-quoted securities which are recorded on the statement of financial position at fair value.

The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$6	$4
Interest rate swaps	(13)	5
Foreign exchange swaps - cash flow	(11)	(16)
Foreign exchange loss	-	15
	$(18)	$8

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$13	$7
Interest rate swaps	(17)	10
	(4)	17
Foreign exchange swaps - net investment	(6)	4
Investments in equity securities	26	(7)
	$16	$14

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2019	2018
Energy derivative contracts	$1	$8
Interest rate swaps	3	3
	$4	$11

4.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2019:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	262	65	62	63	28	7	2	38	24	-	551	(91)	365	825
Other income	1	1	-	2	-	-	-	1	-	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	-	257
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(41)	(6)	(8)	(19)	(3)	(2)	-	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	-	-	(1)	-	-	-	-	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(10)	(10)	-	-	(10)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(25)	(4)	(29)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	-	-
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and
unrealized financial instrument loss	2	(1)	-	-	(1)	(1)	-	-	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax expense	(17)	1	(2)	16	5	-	(1)	16	-	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	-	-	-	(12)	-	(5)	(33)	13	18	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	68	68
Net income (loss) attributable
to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	-	(81)	43	-	-	43

(1)               Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Foreign exchange and
unrealized financial instrument loss	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	3	8
Deferred income tax (expense) recovery	(14)	-	(1)	(6)	-	-	-	(1)	-	15	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(17)	(44)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable
to Unitholders(2)	67	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(49)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of nil million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity-	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Asia		Other			investments	interests	financials
As at March 31, 2019:
Cash and cash equivalents	$16	$14	$14	$29	$37	$4	$2	$44	$20	$2	$182	$(106)	$101	$177
Property, plant and equipment	11,110	1,653	1,880	2,511	812	345	36	1,361	685	-	20,393	(3,558)	12,417	29,252
Total assets	11,726	1,919	2,066	2,612	934	371	57	1,657	748	186	22,276	(2,514)	14,719	34,481
Total borrowings	2,820	434	194	1,275	454	74	32	962	245	1,668	8,158	(1,977)	3,912	10,093
Other liabilities	2,759	450	160	488	139	9	4	341	38	588	4,976	(537)	2,351	6,790
For the three months ended March 31, 2019:
Additions to property, plant and equipment	44	9	11	75	12	2	-	-	8	1	162	(66)	81	177
As at December 31, 2018:
Cash and cash equivalents	$6	$7	$37	$30	$29	$5	$2	$41	$9	$3	169	$(81)	$85	$173
Property, plant and equipment	11,498	1,609	1,907	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	1,868	2,105	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	419	198	1,204	463	75	31	1,021	249	2,334	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	434	150	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the three months ended March 31, 2018:
Additions to property, plant and equipment	12	2	9	1	3	-	-	4	1	3	35	(5)	27	57

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Geographical Information

The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2019	2018
United States	$276	$250
Colombia	257	223
Canada	110	129
Brazil	100	103
Europe	42	44
Asia	40	44
	$825	$793

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
United States	$12,788	$12,705
Colombia	6,837	6,665
Canada	5,790	5,705
Brazil	3,509	3,553
Europe	1,588	1,624
Asia	341	342
	$30,853	$30,594

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 22.2% for the three months ended March 31, 2019 (2018: 16.7%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT

The following table presents a reconciliation of property, plant and equipment:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025
IFRS 16 adoption(3)		79	62	-	4	145
Additions		29	3	-	-	32
Items recognized through OCI
Foreign exchange		250	-	-	-	250
Items recognized through net income
Depreciation		(130)	(61)	(4)	(5)	(200)
As at March 31, 2019		$24,907	$3,864	$224	$257	$29,252

(1)     Includes biomass and cogeneration.

(2)     Includes intangible assets of $11 million (2018: $11 million) and assets under construction of $319 million (2018: $388 million).

(3)     On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 – Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

7.  BORROWINGS

Corporate Borrowings

The composition of corporate borrowings is presented in the following table:

	Mar 31, 2019				Dec 31, 2018
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Credit facilities	3.1	4.3	$26	$26	3.3	4.4	$727	$727
Medium Term Notes:
Series 4 (C$150)	5.8	17.6	112	137	5.8	17.9	110	124
Series 7 (C$450)	5.1	1.5	337	356	5.1	1.8	330	342
Series 8 (C$400)	4.8	2.9	300	316	4.8	3.1	293	309
Series 9 (C$400)	3.8	6.2	300	308	3.8	6.4	293	288
Series 10 (C$500)	3.6	7.8	374	377	3.6	8.0	367	357
Series 11 (C$300)	4.3	9.8	225	235	4.3	10.0	220	220
	4.4	6.3	$1,648	$1,729	4.4	6.5	$1,613	$1,640
Total corporate borrowings			1,674	1,755			2,340	2,367
Less: Unamortized financing fees(1)			(6)				(6)
Less: Current portion			-				(6)
			$1,668				$2,328

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 16 – Commitments, Contingencies and Guarantees for letters of credit issued by subsidiaries.

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Authorized corporate credit facilities(1)	$2,100	$2,100
Draws on corporate credit facilities(1)	(26)	(721)
Authorized letter of credit facility	300	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	2,148	1,470

(1)           Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Medium term notes

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 18  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

The composition of non-recourse borrowings is presented in the following table:

	Mar 31, 2019				Dec 31, 2018
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Non-recourse borrowings
Hydroelectric	6.1	9.1	$6,376	$6,728	6.1	9.2	$6,318	$6,517
Wind	4.5	10.6	1,889	1,991	4.7	10.8	1,908	1,951
Solar	5.9	6.2	142	142	6.0	7.1	142	133
Storage and other	4.2	4.7	93	97	4.1	5.0	91	95
Total	5.7	9.3	$8,500	$8,958	5.7	9.5	$8,459	$8,696
Add: Unamortized premiums(1)			-				1
Less: Unamortized financing fees(1)			(75)				(76)
Less: Current portion			(492)				(489)
			$7,933				$7,895

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

8. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2019	2018
Participating non-controlling interests - in operating subsidiaries	$8,456	$8,129
General partnership interest in a holding subsidiary held by Brookfield	66	66
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	3,221	3,252
Preferred equity	580	568
	$12,323	$12,015

On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as our initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of our 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity.

Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

	Brookfield					Isagen	Isagen public
	Americas	Brookfield	Brookfield	Canadian	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Hydroelectric	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Portfolio	Group	investors	interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$-	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	4	14	174	1	8	297
OCI	66	298	805	(11)	(18)	504	5	58	1,707
Capital contributions	-	9	5	293	-	-	-	-	307
Acquisition	-	-	-	-	-	-	-	21	21
Distributions	(17)	(81)	(276)	-	(6)	(167)	-	(6)	(553)
Other	-	12	(3)	(10)	-	-	-	53	52
As at December 31, 2018	$900	$1,929	$2,469	$276	$124	$2,212	$15	$204	$8,129
Net income	5	8	23	4	7	44	-	3	94
OCI	(1)	-	28	2	-	53	-	1	83
Capital contributions	-	-	1	287	-	-	-	-	288
Acquisition	-	-	(21)	-	-	-	-	21	-
Distributions	(2)	(26)	(46)	(1)	-	(51)	-	(8)	(134)
Other	-	-	-	(4)	-	-	-	-	(4)
As at March 31, 2019	$902	$1,911	$2,454	$564	$131	$2,258	$15	$221	$8,456
Interests held by third parties	75-80%	43-60%	23-71%	50%	25%	53%	0.5%	20-50%	-

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

As at March 31, 2019, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2018: 2,651,506) and 129,658,623 (December 31, 2018: 129,658,623), respectively.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
General partnership interest in a holding
subsidiary held by Brookfield	$2	$1
Incentive distribution	13	11
	$15	$12

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$68	$64
	$83	$76

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared for
		Cumulative	permitted	the three months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2019	2018	2019	2018
Series 1 (C$136)	5.45	3.36	Apr 2020	$1	$1	$102	$100
Series 2 (C$113)(1)	4.51	4.27	Apr 2020	1	1	84	83
Series 3 (C$249)	9.96	4.40	Jul 2019	2	2	186	182
Series 5 (C$103)	4.11	5.00	Apr 2018	1	1	77	75
Series 6 (C$175)	7.00	5.00	Jul 2018	1	2	131	128
	31.03			$6	$7	$580	$568

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2018, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2019, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares have been repurchased as of March 31, 2019.

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

			Earliest	Distributions declared for
		Cumulative	permitted	the three months ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2019	2018	2019	2018
Series 5 (C$72)	2.89	5.59	Apr 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	1	-	126	-
	44.89			$10	$9	$833	$707

On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.

As at March 31, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2019, 178,851,703 LP Units were outstanding (December 31, 2018: 178,821,204) including 56,068,944 (December 31, 2018: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2019, 50,499 LP Units (2018: 84,629 LP Units) were issued under the distribution reinvestment plan at a total cost of $2 million (2018: $3 million).

As at March 31, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2019.

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three months ended March 31, 2019, Brookfield Renewable repurchased and cancelled 20,000 LP Units (2018: 8,700 LP Units) at a total cost of $1 million (2018: less than $1 million).

Distributions

The composition of the distributions is presented in the following table:

	Three months ended Mar 31
(MILLIONS)	2019	2018
Brookfield	$29	$28
External LP Unitholders	64	62
	$93	$90

In February 2019, unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which took effect with the distribution payable in March 2019.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

11. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2019:

(MILLIONS)
Opening balance	$1,569
Share of net income	32
Share of other comprehensive income	6
Dividends received	(14)
Foreign exchange translation and other	8
Ending balance	$1,601

The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended March 31
(MILLIONS)	2019	2018
Revenue	$359	$225
Net income (loss)	110	(32)
Share of net income(1)	32	-

(1)            Brookfield Renewable’s ownership interest in these entities ranges from 14% to 50%.

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Current assets	$702	$682
Property, plant and equipment	12,138	11,999
Other assets	663	608
Current liabilities	844	1,080
Non-recourse borrowings	6,263	6,078
Other liabilities	1,408	1,197

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

12. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Cash	$147	$127
Short-term deposits	30	46
	$177	$173

13. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Operations	$179	$119
Credit obligations	72	60
Capital expenditures and development projects	1	2
Total	252	181
Less: non-current	(44)	(45)
Current	$208	$136

14. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Trade receivables	$370	$339
Prepaids and others	103	114
Other short-term receivables	99	109
Current portion of contract asset	33	45
	$605	$607

Brookfield Renewable receives payment monthly for invoiced PPA revenue and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables. There are no other significant contract asset or liability balances related to contracted revenue.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

15.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Operating accrued liabilities	$245	$263
Accounts payable	67	76
Interest payable on corporate and non-recourse borrowings	96	76
Deferred consideration	30	30
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	32	30
Other	62	58
	$532	$533

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

16.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

Brookfield Renewable entered into an agreement to invest C$750 million in TransAlta Corporation (“TransAlta”) through the purchase of exchangeable securities. The securities are convertible into an up to 49% interest in TransAlta’s 813 MW hydroelectric portfolio in Alberta, Canada. The conversion, which may occur at our option after December 31, 2024, would be effected at a value based on a multiple of the future EBITDA of the hydroelectric portfolio. The investment is in two tranches, with C$350 million funded at the initial closing, which occurred May 1, 2019, and C$400 million in October 2020. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

	Mar 31	Dec 31
(MILLIONS)	2019	2018
Brookfield Renewable along with institutional investors	$52	$51
Brookfield Renewable's subsidiaries	336	338
	$388	$389

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

17.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the first quarter of 2019 there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management placed funds on deposit with Brookfield Renewable during the first quarter of 2019 in the amount of $600 million, of which $245 million was repaid. The interest expense on the deposit for the three months ended March 31, 2019 totaled $3 million (2018: $3 million). Subsequent to March 31, 2019, Brookfield Renewable repaid the outstanding $355 million funds on deposit from Brookfield Asset Management.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2019	2018
Revenues
Power purchase and revenue agreements	$159	$140
Wind levelization agreement	1	1
	$160	$141
Direct operating costs
Energy purchases	$(3)	$(2)
Energy marketing fee	(6)	(6)
Insurance services(1)	(7)	(6)
	$(16)	$(14)
Interest expense - borrowings	$(3)	$(2)
Management service costs	$(21)	$(21)

(1)           Insurance services are paid to a subsidiary of Brookfield Asset Management that contracts external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2019 were less than $1 million (2018: less than $1 million)

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

18.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2019:
Current assets	$34	$397	$1,670	$94	$3,822	$(4,011)	$2,006
Long-term assets	5,292	244	-	24,309	32,762	(30,132)	32,475
Current liabilities	40	7	22	3,918	2,076	(4,011)	2,052
Long-term liabilities	-	-	1,642	115	13,720	(646)	14,831
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,456	-	8,456
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,221	-	-	3,221
Preferred equity	-	580	-	-	-	-	580
Preferred limited partners' equity	833	-	-	844	-	(844)	833
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	-	-	1,607	798	13,445	(642)	15,208
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,129	-	8,129
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,252	-	-	3,252
Preferred equity	-	568	-	-	-	-	568
Preferred limited partners' equity	707	-	-	718	-	(718)	707

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2019
Revenues	$-	$-	$-	$(1)	$826	$-	$825
Net income (loss)	35	-	2	11	105	-	153
For the three months ended
March 31, 2018
Revenues	$-	$-	$-	$-	$793	$-	$793
Net income (loss)	14	4	-	(9)	106	(35)	80

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Borrowings for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

19.  SUBSEQUENT EVENTS

Brookfield Renewable entered into an agreement to acquire two wind farms in India totalling 210 MW for $70 million, subject to customary closing conditions. This investment is expected to be made with our institutional partners, with Brookfield Renewable expected to hold a 25% interest.

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Wyatt Hartley

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred Units – Series 5)

TSX:    BEP.PR.G (Preferred Units – Series 7)

TSX:    BEP.PR.I (Preferred Units – Series 9)

TSX:    BEP.PR.K (Preferred Units – Series 11)

TSX:    BEP.PR.M (Preferred Units – Series 13)

TSX:    BEP.PR.O (Preferred Units – Series 15)

TSX:    BRF.PR.A (Preference Shares – Series 1)

TSX:    BRF.PR.B (Preference Shares – Series 2)

TSX:    BRF.PR.C (Preference Shares – Series 3)

TSX:    BRF.PR.E (Preference Shares – Series 5)

TSX:    BRF.PR.F (Preference Shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019

bep.brookfield.com

NYSE: BEP

TSX: BEP.UN

Brookfield Renewable Partners L.P.                                                                 Interim Report                                                                                     March 31, 2019